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EXHIBIT (a)(1)(v)

INTEGRATED DEVICE TECHNOLOGY, INC.

ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS

Name of Optionee:

        I have received the Offer to Exchange Certain Outstanding Options, dated November 5, 2002.

        I understand that I am eligible to participate in this exchange program only if I:

    •
    am an employee of IDT on November 5, 2002;
    •
    reside in China, Finland, France, Germany, Hong Kong, Israel, Italy, Japan, Korea, the Netherlands, Malaysia, the Philippines, Sweden, Taiwan, the United Kingdom or the United States;
    •
    am not the Chief Executive Officer of IDT, Jerry G. Taylor, the President and Chief Executive Officer-Elect of IDT, Gregory S. Lang, or a non-employee director of IDT;
    •
    remain an eligible employee through the expiration of the offer; and
    •
    hold at least one eligible option on November 5, 2002.

        I understand that, by choosing to participate in this exchange program, I may only elect to exchange options that have an exercise price of $11.01 or higher per share that were granted to me under the IDT 1994 Stock Option Plan (the "1994 Stock Option Plan"), the IDT 1997 Stock Option Plan (the "1997 Stock Option Plan") or the Newave Semiconductor Corp. Shanghai Stock Option Plan (the "Newave Shanghai Plan"). I further understand that I must elect to exchange all or none of the outstanding options (defined as the entire option grant) granted to me on a single grant date and at the same exercise price subject to an eligible option agreement and that by electing to exchange any such options, upon cancellation of such options, I will automatically be deemed also to have elected to exchange all options granted to me during the six-month period ending on November 5, 2002, or during the period from November 5, 2002 through the expiration of this offer, regardless of their exercise price. I further understand that if I elect to exchange any options that were granted to me between June 1, 2000 and October 31, 2000, upon cancellation of such options, all options granted to me on December 21, 2000 will be automatically CANCELLED, and NO REPLACEMENT OPTIONS WILL BE GRANTED IN EXCHANGE FOR THE CANCELLED DECEMBER 21, 2000 OPTIONS.

        Except as otherwise noted above, in return for those options I elect to exchange, IDT will grant me replacement options entitling me to purchase a number of shares of common stock that is equal to the exchange ratio for the number of shares subject to the options I elect to exchange and that are accepted by IDT. These replacement options will be granted on a specified date during the 30-day period beginning on the first business day that is at least six months and one day from the date my exchanged options are cancelled (the date on which the replacement options are granted being referred to as the "replacement grant date"), unless the offer is extended. In order to remain eligible to receive replacement options, I understand that I must remain employed by IDT through the replacement grant date and continue to reside in China, Finland, France, Germany, Hong Kong, Israel, Italy, Japan, Korea, the Netherlands, Malaysia, the Philippines, Sweden, Taiwan, the United Kingdom or the United States.

        I understand that all of the terms of the replacement options will be similar to the terms of the cancelled options (or in the case of options cancelled under plans other than the 1994 Stock Option Plan or 1997 Stock Option Plan, as provided in the 1997 Stock Option Plan), although (i) the exercise price of the replacement option will be equal to the closing sales price of IDT's common stock on the business day immediately preceding the replacement grant date (except as modified to obtain preferential tax treatment under local tax laws for replacement options granted outside the United States), (ii) the replacement options will not be exercisable prior to the date that is six months after the replacement grant date and they will be vested to the same extent that the options they replace would have been vested had they not been surrendered, (iii) the expiration date of the replacement option will be seven years from the replacement grant date and (iv) the replacement option will not be treated as an incentive stock option, even if the option elected for exchange was an incentive stock option.

        I understand that I will not be eligible to receive any other options until the replacement grant date.

        I recognize that, under certain circumstances set forth in the Offer to Exchange Certain Outstanding Options, IDT may terminate or amend the offer and postpone its acceptance and cancellation of any options elected for exchange. In any such event, I understand that the options elected for exchange but not accepted will remain in effect without change.

        I hereby give up my entire ownership interest in the options listed below and all options granted to me during the six-month period ending on November 5, 2002, regardless of exercise price, and during the period from November 5, 2002 through the expiration of the offer, regardless of exercise price. In addition, if any of the options listed below were granted to me between June 1, 2000 and October 31, 2000, I hereby give up my entire ownership interest in all options granted to me on December 21, 2000. I understand all of these options will become null and void on December 9, 2002, unless this offer is extended. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable after 9:00 a.m. Pacific Time on December 6, 2002, unless the offer is extended by IDT in its sole discretion, in which case the offer will become irrevocable upon expiration of the extension.

        I hereby elect to exchange and cancel the following options (an option is defined as all or none of the outstanding options granted to me on a single grant date and at the same exercise price):

        You must include all options granted during the six-month period ending on November 5, 2002, and during the period from November 5, 2002 through the expiration of the offer, regardless of exercise price.

		Option Grant Date	Number of Option Shares Outstanding	Option Exercise Price	Exchange Ratio	Number of Replacement Option Shares (you must round to the nearest whole number)
1.	Option granted on:			$

2.	Option granted on:			$

3.	Option granted on:			$

4.	Option granted on:			$

5.	Option granted on:			$

6.	Option granted on:			$

7.	Option granted on:			$

8.	Option granted on:			$

9.	Option granted on:			$

10.	Option granted on:			$

Optionee's Signature	Date

Optionee's Name

IDT Employee Identification Number:

Optionee's Address and Phone Number:

        Participation Instructions:

          1.    Complete this form and send it to our Santa Clara office by internal mail, facsimile ((408) 654-6943) or post to Integrated Device Technology, Inc., 2975 Stender Way, Santa Clara, California 95054, Attn: Stock Administrator, as soon as possible. This form must be received by the Stock Administrator before 9:00 a.m. Pacific Time on December 6, 2002, unless the offer is extended by IDT in its sole discretion. Delivery by e-mail will not be accepted.

          2.    Ensure that you receive a confirmation of receipt from IDT within five (5) business days.

IDT hereby accepts this Election Concerning
Exchange of Stock Options form and agrees to honor this election.

[Name & Title of Authorized Signatory]	Date

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  EXHIBIT (a)(1)(v)
INTEGRATED DEVICE TECHNOLOGY, INC. ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS